SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

UPM-Kymmene Corporation Stock Exchange Release June 9, 2005 at 15:00

UPM acquires entire share capital of Russian wood products company ZAO Chudovo-RWS, The purchase price will consist of UPM’s shares

UPM is to acquire 40% minority shareholding in ZAO Chudovo-RWS from the shareholders of UPM’s Russian partner Novgorodlesprom. The purchase price will consist of 738,000 UPM’s shares. The shares will be disposed of at the price of closing quotation on June 9, 2005 in connection with the transaction. The total value of the transaction will be approximately EUR 12 million.

UPM’s Board of Directors decided on the disposal of UPM’s own shares as payment in company acquisition, as authorised by the Annual General Meeting on March 31, 2005. After the transaction, UPM retains a total of 162,000 company’s own shares.

After the transaction, UPM owns 100% of ZAO Chudovo-RWS producing plywood and veneers in Russia, and its sawmilling subsidiary ZAO Pestovo Novo.

The Chudovo mills have an annual production of 75,000 cubic metres of birch plywood and 10 million square metres of birch veneer. Most of the production is exported, mainly to Central European markets. The plywood is mostly supplied to the construction industry and the veneer to the furniture and interior design industry. The Chudovo mills both carry the ISO 9001 and ISO 14001 quality and environmental certificates. The mills employ approximately 600 people.

The annual production capacity of the Pestovo sawmill is 300,000 cubic metres of sawn whitewood. Most of the production of the plant, which started operations in 2004, is exported to the European and Asian markets for use in the building industry. The Pestovo sawmill employs approximately 140 people.

ZAO Chudovo-RWS was one of the first Finno-Russian joint companies in the Soviet era. It was established in 1988 by the Soviet company Novgorodlesprom and Finnish companies Raute and Wilh. Schauman, which was one of UPM’s predecessor companies. In 2002, UPM acquired Raute’s shares in the company. The veneer mill started up at the beginning of 2003. Both the Chudovo and Pestovo mills are located in the province of Novgorod.

For further information, please contact:

Mr Kari Toikka, CFO, UPM, tel. +358 204 15 0014

Mr Harald Finne, President, UPM Wood Products Division, tel. +358 40 519 1951

Mr Arto Juvonen, Vice President, Russian Operations, UPM, tel. +7 095 991 13 47

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations